[Letterhead of Arch Capital Group Ltd.]

August 14, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C.  20549

Re:	Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 13, 2006
File No. 001-16209

Dear Mr. Rosenberg:

We acknowledge receipt of your letter, dated August 4, 2006, setting forth the comments of the staff of the Securities and Exchange Commission relating to the annual report on Form 10-K of Arch Capital Group Ltd. (the “Company”) for the fiscal year ended December 31, 2005 (File No. 001-16209).  As previously indicated by our counsel, Michael Becker of Cahill Gordon & Reindel LLP, the Company proposes to provide its responses to the comment letter on or before September 30, 2006.

If you have any questions in the interim, please do not hesitate to telephone me at (441) 278-9253 or Mr. Becker at (212) 701-3412.

Sincerely,

/s/ John D. Vollaro

John D. Vollaro
Executive Vice President and Chief
Financial Officer

cc:	Dana Hartz
Michael Becker
Louis Petrillo
Debra O’Connor